JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE

SUITE I 00, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES	www.corplaw.net	Telephone 770-804-0500
Email: jones@corplaw.net		Facsimile 770-804-8004

October 2, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn: Eranga Dian and Asia Timmons-Pierce

Re:	Jaag Enterprises Ltd. (the “Company”)
Registration Statement on Form S-1 Filed October 25, 2022 [File No. 333-267995] [J&H File No. 4024.00]

Ladies and Gentlemen:

By letter dated November 21, 2022, the staff (the “Staff') of the Securities and Exchange Commission (“Commission”) provided JAAG Enterprises Ltd. (the “Company”) with comments to the Company's Registration Statement on Form S-1, initially filed on October 25, 2022, (the “First Comment Letter”). The Company filed its response to the First Comment Letter on January 18, 2023, at which time it filed an amendment to its registration statement on Form S-lA. Subsequently, on February 8, 2023, the SEC submitted its second comment letter and the Company responded to that comment letter by its April 14, 2023 response letter. On May 3, 2023, the Commission submitted its third comment letter (“Third Comment Letter”). The Company filed its response to the Third Comment letter on May 25, 2023. On June 9, 2023 the Commission submitted its Fourth Comment Letter (“Fourth Comment Letter”). The Company filed its response to the Fourth Comment Letter on June 23, 2023. On July 27, 2023 the Company filed its acceleration request. After discussions with the Staff, the Company withdrew its acceleration request on August 4, 2023. On August 2, 2023 the Company filed Amendment 5 to the Registration Statement and was notified by the Commission Staff that its financial statements were stale. On September 20, 2023 the Company filed Amendment No. 6 to the Registration Statement reflecting updated financial statement dated June 30, 2023. On September 29, 2023 the Commission submitted its fifth comment letter (“Fifth Comment Letter”) and concurrently with this letter the Company is filing via-EDGAR Amendment No. 7 to the Form S-1, which has been amended in response to the Staffs comments. At the same time, we are filing as correspondence a red-line version of the Registration Statement showing changes from the prior version.

United States Securities and Exchange Commission

October 2, 2023

Page2

This letter contains the response to the Staffs Fifth Comment Letter. The numbered response and heading set forth below correspond to the Staffs Fifth Comment Letter.

Amendment No. 6 to Registration on Form S-1

Index to Financial Statements, page 46

Starrs Comment:

1.

Please revise the index to disclose that you are presenting balance sheets as of June 30, 2023 and 2022, along with statements of operations, stockholders' (deficit)/equity and cash flows for the year ended June 30, 2023 and for the period from November 4, 2021 (inception) through June 30, 2022. Please also have your auditors revise the paragraph under the Opinion on the Financial Statements in their auditor's report on page 47 to reflect that they audited these same periods as of 2023 and 2022, and for the periods then ended, accordingly. In this regard, the auditor's report should identify the exact date of, or period covered, by each financial statement. Refer to PCAOB AS No. 310 l, paragraph .08(c).financial statement audited periods. Further, provide an updated accountant's consent at Exhibit 23.1 that clarifies the financial statement periods of audit, as the current disclosure only pertains to the year ended June 30, 2023.

Response:

The following changes were made in response to the comment above:

1)	The dates on the front page and page 3 were changed to October 2, 2023.
2)	The Index to Financial Statements on page 46 were revised.
3)	We inserted the new audit report letter on page 47.
4)	We inserted the new auditor's consent as Exhibit 23.I.

If you have any questions on these matters or if you need additional clarification of the issues, please contact me at the telephone number noted above.

Sincerely, JONES & HALEY, P.C. As Attorneys for JAAG Enterprises, Ltd.

By:	/s/Richard W. Jones
Richard W. Jones

RWJ:bas

cc: Jeffrey Chau